SETTLEMENT AGREEMENT
                             --------------------



This Settlement Agreement made this 30th day of January, 1998 by and between Eagle Development Company, a Colorado corporation ("Eagle") and Terrence J. O'Connor, an individual residing in Boulder, Colorado ("O'Connor").

                                   RECITALS

A. Eagle is the Plaintiff and O'Connor is the Defendant in that certain civil action pending in Boulder County District Court known as Civil Action No. 97 CV 458, Division 2 (the "Litigation").
B. Eagle and O'Connor are members of a Colorado limited liability company known as Eagles Landing, LLC (the "LLC"). O'Connor is the manager of the LLC.
C. The LLC owns certain improved real property in Jefferson County, Colorado, which contains an apartment house (the "Property").
D. In the Litigation, Eagle alleges that O'Connor has wrongfully failed to sell the Property as required by the Operating Agreement of the LLC, as amended, and that Eagle is owed certain moneys by O'Connor and by the LLC that O'Connor has wrongfully refused to pay or cause to be paid.
E. O'Connor has agreed, in his role as Manager of the LLC, to sell the Property and has executed on behalf of the LLC a Commercial Contract to Buy and Sell Real Estate dated January ___, 1998 under which The Ezralow Company and/or assigns would purchase the Property for the sum of $15.4 million (the "Ezralow Contract"). Eagle has approved the form of the Ezralow Contract at the request of O'Connor. O'Connor has advised Eagle that while the Ezralow Company has agreed on the general business terms contained in the Ezralow Contract, it has not signed it but is instead providing comments to O'Connor on it.
F. Eagle and O'Connor have agreed on the terms of a compromise and settlement of Eagle's claims against O'Connor and the LLC and that O'Connor will purchase Eagle's interest in the LLC pursuant to the terms and conditions described below.
                                   AGREEMENT
1. Eagle agrees to sell and O'Connor agrees to purchase Eagle's membership interest in the LLC for the consideration and on the terms set out below.
2. O'Connor will proceed to attempt to close the sale of the Property pursuant to the Ezralow Contract. If the Ezralow Contract does not result in the sale of the Property, O'Connor agrees to immediately seek other contracts for the sale of the Property at a price and on terms that reflect the then-current market value of the Property. Specifically, O'Connor agrees to pursue all reasonable offers from interested parties, to conduct sufficient investigation on the maker of any offer received for a reasonable person to determine whether the offer has a reasonable chance of being acceptable and capable of resulting in a sale of the Property, to assist any potential purchaser of the property by providing information reasonably necessary for such person to conduct its due diligence as quickly as possible, and to keep Eagle informed within two business days of the status of his sales efforts and any offers or contracts he has received.
3. If the Property is not sold pursuant to the Ezralow contract and O'Connor is not able by March 15, 1998 to obtain an executed contract to sell the Property to an unaffiliated third-party at a price and on terms which reflect the then-current market value of the Property, a sales committee composed of Eagle, O'Connor (or another person designated by him) and a person agreed on by Eagle and O'Connor or, if they are not able to agree on the identity of any person, a person selected by the designees of Eagle and O'Connor (each having designated a person for the purpose of making such selection) (the "Sales Committee") shall assume the responsibility of selling the Property. The Sales Committee shall attempt to sell the Property to an unaffiliated third-party as quickly as reasonably possible at a price and on terms which reflect the then-current market value of the Property. A vote by any two of the members of the Sales Committee shall constitute the decision of the Sales Committee. O'Connor will follow all directions given to him by the Sales Committee, including any directions to execute any contract or other documents relating to the sale of the Property.
4. Eagle and O'Connor will immediately analyze the operating results of the Property and the other financial results of the LLC from 1/1/97 through the present and attempt to agree on the amount of distributable profits to which Eagle is currently entitled, taking into account amounts actually distributed to Members since 1/1/97 and assuming that all Members are entitled to pro-rata distributions. If they are not able to agree on such amount within 45 days, Brock & Co. will be directed to conduct a review of the LLC financial affairs and records for the calendar year 1997. It will supplement that review to a date as close as possible to the closing of the sale of the Property in order to have a complete review prepared for the period 1/1/97 through closing of the sale of the Property. The amount of Eagle's share of distributable profits (which, for the purpose of this Settlement Agreement, shall assume that all profits are distributable with no amount retained for any purpose except for refundable tenants' deposits and ordinary and necessary operating and third-party management expenses incurred but unpaid as of the date of closing, and that the amount in the capital accounts of all members of the LLC on such date is zero ($0), and which shall include any undistributed profits existing on 1/1/97) for such period reflected in Brock's review shall be paid by O'Connor to Eagle at the time of and out of the proceeds of the sale of the Property and, to the extent such proceeds are insufficient to pay such amount, from O'Connor's other assets. For the purpose of this calculation, the amount of any distribution or payment to any Member of the LLC or any affiliated entity, other than payments for services actually needed by the project at rates not exceeding market rates and approved by Eagle or expressly authorized by the Operating Agreement of the LLC, shall be added back to the amount of distributable profits. The parties will be bound by Brock's determinations contained in the review. The LLC shall pay Brock's fee for performing the review. For the purpose of determining the amounts payable to Eagle pursuant to this paragraph and paragraph 5, no amount owing on or after 1/1/98 related to (i) the SID tax liability, (ii) Richard McKay, Home
Place Land & Cattle Co., Inc., a Colorado corporation or any affiliate or successor of either entity, or (iii) any development, asset, management, broker's or other fee, commission, overhead, salary or other payment of any type to O'Connor or any entity affiliated with him, will be deemed to be payable by Eagle, the LLC or the purchaser of the Property. Any amount paid by the LLC after 1/1/98 relating to any of the matters listed in this paragraph will be added to the total amount of distributable profits of which Eagle is entitled to receive its 40% share pursuant to paragraph 5, below. The provisions of this paragraph reflect the compromise and settlement of various claims by Eagle and are reflected in the amount O'Connor has agreed to pay to Eagle.
5. At closing of the sale of the Property, O'Connor shall pay or cause to be paid to Eagle (A) 40% of the net sale proceeds, defined as the gross selling price less (i) brokers' fees to brokers unaffiliated with either party, with total brokers' fees not to exceed a total of 2%, (ii) customary and reasonable closing costs paid to persons unaffiliated with either party, and (iii) amounts owing to Allstate under the permanent loan; (B) the sum of $262,500 payable from O'Connor's share of the closing proceeds and, to the extent such proceeds are insufficient to pay such amount, from O'Connor's other assets; and (C) Eagle's share of distributable cash for the period 1/1/97 through closing, as described in 3, above. Any amount payable under subsection B of this paragraph that has not been paid to Eagle on or before May 20, 1998 shall bear interest at 8%. The payment of all amounts payable to Eagle under this Settlement Agreement shall be and is the personal obligation of O'Connor as consideration for his acquisition of Eagle's membership interest in the LLC.
6. Eagle agrees to keep confidential the amount being paid to it by O'Connor and the basis for calculation of such amount, except to the extent it is required to disclose any such information by any law, statute or rule applicable to it.
7. Eagle agrees to cooperate with any reasonable request by O'Connor regarding his tax planning related to the settlement or sale of the property provided such request is reasonably acceptable to Eagle and its counsel and does not have any actual or potential impact on Eagle or any of the transactions described above.

8. O'Connor agrees to hold Eagle harmless and indemnify it against any and all claims, loss, liabilities or expenses, including reasonable attorney's fees, arising out of or related to the LLC, the Property or the apartment project or its operation, including, but not limited to, any claim by any party related to the settlement of the Litigation or any amounts received by Eagle pursuant to this Settlement Agreement, excepting only claims by third parties based on the express acts of Eagle or its officers, shareholders or representatives (other than the acts of negotiating and executing this Settlement Agreement, which shall be covered by the indemnification), which claims shall not be covered by the indemnification contained in this paragraph. Any attorney's fees claimed by Eagle under this paragraph shall be payable by O'Connor unless a court of competent jurisdiction determines that the amount of such fees exceeds a reasonable amount under the circumstances, in which case O'Connor shall be required to pay only such fees as are determined to be reasonable by such court. Eagle agrees not to voluntarily cooperate with any person in asserting or supporting any claim against O'Connor or the LLC except (i) with respect to Eagle's claims which arise out of either the Litigation, if the Litigation goes to trial pursuant to paragraph 10, or this Settlement Agreement, or (ii) to the extent that Eagle's cooperation is legally required by the Colorado Rules of Civil Procedure, court order or other legal requirement applicable to Eagle.
9. O'Connor agrees that if he breaches any of the provisions of this Settlement Agreement and the sale of Eagle's interest in the LLC is not transferred to O'Connor as a result of such breach, O'Connor will resign as Manager of the LLC, a person elected by a majority of members of the Sales Committee will become the Manager of the LLC, and Eagle will be entitled to have a court of competent jurisdiction order such change upon a finding of a breach hereunder by O'Connor. In the event that Eagle determines that O'Connor has committed any breach of any of the provisions hereof, Eagle will give to O'Connor written notice of such breach. If such breach is curable by O'Connor, he shall have five (5) business days to cure such breach. In the event of a cure of the breach within such five (5) day period, such that no breach is then occurring, O'Connor will be deemed not to be in breach of this Settlement Agreement.
10. Eagle and O'Connor agree to immediately file a joint motion for stay of the Litigation. Subject to the provisions of paragraph 7, after the performance of all acts required of O'Connor hereunder, Eagle will deliver to O'Connor a written assignment of its membership interest in the LLC. At such time, Eagle and O'Connor agree to and shall be deemed to waive and release all claims contained in the Litigation and they shall file a joint motion to dismiss the Litigation with prejudice. If, prior to such time, either party hereto determines, in its sole discretion, that the other party is not proceeding in good faith to perform the duties imposed on it by this Settlement Agreement, the party making such determination shall have the right to file a motion with the Court in which the Litigation is pending requesting that the stay of the Litigation be lifted, and upon the filing of such a motion, the parties agree that it shall be their intent and desire that the Court lift the stay and order that the Litigation proceed to trial.
11. If any litigation is filed to enforce the terms of this Settlement Agreement, the prevailing party will be entitled to recover all costs and expenses incurred in connection with such litigation, including reasonable attorneys' fees.
12. O'Connor personally guarantees to Eagle the prompt payment of all amounts payable to Eagle pursuant to this Settlement Agreement. This guarantee is a guarantee of payment and not of collection, is absolute and shall not be conditioned or limited in any way based on the occurrence or non-occurrence of any event or the receipt of any money or other specific asset by O'Connor, provided, however, that O'Connor shall enjoy and be entitled to exercise any rights provided to him under Colorado law in the event of a breach of this Settlement Agreement by Eagle.
13. In the event of any dispute or conflict between any of the terms of this Settlement Agreement and any other document to which either Eagle or O'Connor is a party, the provisions of this Settlement Agreement shall control and be binding on Eagle and O'Connor.
EAGLE DEVELOPMENT COMPANY, a Colorado corporation By:___________________________________
     Paul  M.  Joeckel,  President

_______________________________________
TERRENCE  J.  O'CONNOR